UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 7, 2003

COOPER TIRE & RUBBER COMPANY
(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-4329	34-4297750
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Lima Avenue, Findlay, OH	45840
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 423-1321

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

ITEM 7. EXHIBITS

Designation of Exhibits in this Report	Description of Exhibit
99	News Release dated July 7, 2003

ITEM 9. REGULATION FD DISCLOSURE (Information Furnished in this Item 9 is Furnished under Item 12)

In accordance with Securities and Exchange Commission Release No. 33-8216, the following information, which is intended to be furnished under Item 12, "Results of Operations and Financial Condition," is instead being furnished under Item 9, "Regulation FD Disclosure." This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 7, 2003, a news release was issued on the subject of expected second quarter consolidated earnings for Cooper Tire & Rubber Company (CTB).

Forward Looking Statements

This report, including the exhibit attached hereto, contain what the Company believes are "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995, regarding projections, expectations or matters which the Company anticipates may happen with respect to the future performance of the industries in which the Company operates, the economies of the United States and other countries, or the performance of the Company itself, which involve uncertainty and risk. Such "forward-looking statements" are generally, though not always, preceded by words such as "anticipates," "expects," "believes," "projects," "intends," "plans," "estimates," and similar terms that connote a view to the future and are not merely recitations of historical fact. Such statements are made solely on the basis of the Company's current views and perceptions of future events, and there can be no assurance that such statements will prove to be true. It is possible that actual results may differ materially from those projections or expectations due to a variety of factors, including but not limited to:

- changes in economic and business conditions in the world, especially the continuation of the global tensions and risks of further terrorist incidents which currently exist,

- increased competitive activity, including the inability of the Tire segment to obtain price increases to offset higher production or material costs,

- consolidation among the Company's competitors and customers,

- technology advancements,

- unexpected costs and charges, including those associated with new vehicle launches,

- fluctuations in raw material and energy prices, including those of both crude petroleum and natural gas and the unavailability of such raw materials or energy sources,

- changes in interest and foreign exchange rates,

- government regulatory initiatives, including the proposed and final regulations under the TREAD Act,

- the cyclical nature and overall health of the global automotive industry, and the impact of the inability of the Company's customers to meet their sales and production goals,

- changes in the Company's customer relationships, including loss of particular business for competitive or other reasons,

- the impact of labor problems, including a strike brought against the Company or against one or more of its large customers,

- litigation brought against the Company,

- an adverse change in the Company's credit ratings, which could increase its borrowing costs and/or hamper its access to the credit markets,

- the inability of either segment to execute its targeted cost reduction goals, and

- other unanticipated events and conditions.

It is not possible to foresee or identify all such factors. Any forward-looking statements in this report are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Prospective investors are cautioned that any such statements are not a guarantee of future performance and actual results or developments may differ materially from those projected. The Company makes no commitment to update any forward-looking statement included herein or to disclose any facts, events or circumstances that may affect the accuracy of any forward-looking statement.

Further information covering issues that could materially affect financial performance is contained in the Company's periodic filings with the U. S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

By: /s/ Richard N. Jacobson
        Richard N. Jacobson
        Assistant Corporate Secretary and
        Assistant General Counsel

Date: July 7, 2003